Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0158 F: +1 202.637.3593 steveroth@ eversheds-sutherland.com

STEPHEN E. ROTH

DIRECT LINE: 202.383.0158

E-mail: steveroth@eversheds-sutherland.com

October 30, 2019

VIA EDGAR TRANSMISSION

Elisabeth Bentzinger

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kansas City Life Insurance Company and

Kansas City Life Variable Life Separate Account

(File No. 333-150926)

________________________________________

Dear Ms. Bentzinger:

On October 22, 2019, Kansas City Life Insurance Company filed Post-Effective Amendment No. 13 (the “Amendment”) to make certain material changes to the above referenced registration statement on Form N-6 for certain flexible premium variable life insurance contracts.

On behalf of Kansas City Life Insurance Company and Kansas City Life Variable Life Separate Account, we respectfully request that the Staff of the Securities and Exchange Commission afford the Amendment selective review treatment in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). For your convenience, we are electronically transmitting a copy of the registration statement marked to compare the Amendment against the post-effective amendment filed in 2018, which was reviewed by the staff. Changes made by the Amendment include:

●	Adopting 2017 CSO Tables for contracts issued on or after January 1, 2020;
●	Modifying certain contract charges for contracts issued on or after January 1, 2020, including the Surrender Charge and the Cost of Insurance Charge;
●	Modifying the Issue Age for the Contract and certain optional riders available to contracts issued on or after January 1, 2020;
●	Eliminating the optional Lifetime Guaranteed Minimum Death Benefit Rider (LGM) for contracts issued on or after January 1, 2020;
●	Changing the guaranteed interest rates payable on the fixed account and certain Annuity

Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0158 F: +1 202.637.3593 steveroth@ eversheds-sutherland.com

Options on contracts issued on or after January 1, 2020, which change will also impact the Net Loan Interest Charge.

If you have any questions or comments regarding the Amendment, please call Lorna MacLeod at (202) 383-0817.

Sincerely,

/s/ Stephen E. Roth
Stephen E. Roth

Attachments

cc:	Marc Bensing

Lorna MacLeod